News Release

July 18, 2007

Grand Alliance Upgrades Central China Express Service (CCX)

Grand Alliance members of Transpacific Trade - Hapag-Lloyd, Nippon Yusen Kaisha (NYK) and Orient Overseas Container Line (OOCL) announced today to restructure and upgrade the Central China Express Service (CCX).

Effective from August, 2007, Grand Alliance will adjust the port rotation of CCX to Ningbo / Shanghai / Los Angeles / Ningbo. CCX will call at the new Yangshan terminal in Shanghai.

Four 5,500-TEU vessels will be deployed in the service, an upgrade in capacity from four 4,000-TEU vessels.

With these changes, the new CCX service will offer a direct call from Shanghai to Los Angeles with the best transit time (10 days) in the industry, which will enhance Grand Alliance's capability in serving the needs of the customers in the fast growing markets. The Grand Alliance, formed in 1998, is the leading integrated consortium in global container shipping. Its members are Hapag-Lloyd (Germany), MISC Berhad (Malaysia), NYK (Japan) and OOCL (Hong Kong). MISC Berhad does not provide any Transpacific services.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

dlw 8/10

July 26, 2007

Building Cargo Capacity for the Future: Port of Tacoma Plans Terminal for Yusen Terminal Tacoma, Inc.

TACOMA (July 26, 2007) - The Port of Tacoma today announced plans to build a $300 million, 168-acre (68-hectare) container terminal on the industrial east side of Tacoma's Blair Waterway. The terminal will be leased to a container terminal operator, Yusen Terminal Tacoma, Inc., a wholly-owned subsidiary of NYK Line.

The plan was approved by NYK Line at its Board of Directors July 26 meeting in Tokyo, Japan. The Port of Tacoma Commission will hold a special meeting in Tacoma tonight to consider and approve the final lease.

The lease agreement will introduce Yusen Terminal Tacoma, Inc. (YTTI) to the Pacific Northwest. Another subsidiary of NYK Line, Yusen Terminals, Inc. (YTI), is currently operating a terminal in the Port of Los Angeles and now the NYK Group is expanding into the Puget Sound.

"This agreement introduces a new employer that will have significant and long-term positive economic impacts for our region," said Port Commission President Dick Marzano. "Construction will create hundreds of jobs in Pierce County and throughout Puget Sound. And when completed, this terminal will support Washington state's growing trade-based economy."

Peter Keller, President of Tokyo-based NYK Line (North America) Inc., says YTTI's move to Tacoma preserves and expands the positive economic impacts of NYK Line's business in the Puget Sound region.

"It was important for us to make a long-term decision about our growth, "Keller explained. "As we looked up and down the U.S. West Coast, Canada and Mexico and considered our options for the future, it became clear that our greatest opportunity was here in the Pacific Northwest. The Port of Tacoma offers growth capacity, a robust road and rail system and strong community support."

"We have long sought to operate our own terminal in the Pacific Northwest. This facility

features on-dock intermodal rail, which fits our operational preferences. Moreover, it provides NYK Line capacity for long-term success while providing Washington state with another strong export shipping option."

The YTTI terminal is expected to open in 2012. Designed for an annual throughput capacity of 1.4 million to 1.8 million TEUs (twenty-foot container units), the terminal will include a 24-acre intermodal rail yard and a 2,400-foot (731.5-meter) berth on the 51-foot (15.5-meter) deep Blair Waterway. The facility will feature up to eight super post-Panamax container cranes and initial design concepts favor rubber tire gantry (RTG) operations.

The $300 million project is projected to generate about 3,000 construction jobs during the two-year construction timeframe. The construction work will also generate about $19.5 million in taxes ($14.7 million at the state level, and $4.8 million at the local level).

Based on the capacity of the new terminal, it is expected that it will create about 3,200 new jobs throughout Washington state (1,800 new jobs in Pierce County, and 1,400 new jobs outside of Pierce County). These jobs are family-wage jobs, with an average annual salary of about $48,500.

In terms of the total economic "ripple effect" of the new terminal, is expected to impact about 5,800 jobs throughout Washington state (3,500 jobs in Pierce County, and 2,300 jobs outside of Pierce County).

"NYK Line and Yusen Terminals, Inc. share the Port of Tacoma's environmental values," said Port of Tacoma Executive Director Timothy J. Farrell. "That commitment is reflected not only in the lease agreement, it will also play a key role in the design and operation of the terminal."

Keller said NYK Line and YTI have a strong record of environmental leadership in the maritime industry. "We have and will continue to set aggressive environmental targets for this new terminal development project. Our objective is to build a facility that will be a model of environmental consciousness," he said.

Farrell noted that - like all other Port of Tacoma container terminals - the YTTI

terminal will feature on-dock intermodal rail. "This is an important benefit for our community, because it eliminates the need for most truck traffic on and off the terminal," he explained. "Every three-locomotive train that leaves the Port area represents 250 to 300 trucks that are not on our roads, reducing roadway congestion and diesel emissions."

In addition to building the YTTI terminal, the Port will develop a redesigned terminal with expansion capabilities for Totem Ocean Trailer Express, Inc. (TOTE), a major domestic shipping line serving the Alaska market. TOTE has called at the Port of Tacoma since 1976.

About NYK Line -Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

To learn more about NYK, visit: www.nyk.com

About the Port of Tacoma - The Port of Tacoma is an economic engine of the South Puget Sound. More than 43,000 family-wage jobs in Pierce County and more than 113,000 jobs across Washington State are connected to the Port's activities. A major gateway to Asia and Alaska, the Port of Tacoma is the seventh-largest container port in North America, handling an estimated $35.6 billion in annual trade and 2.1 million TEUs (twenty-foot equivalent container units). The Port is also a major center for bulk, breakbulk and project/heavy-lift cargoes, as well as automobiles and trucks.

To learn more about the Port of Tacoma, visit: www.portoftacoma.com

Yusen Building, 3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: (03)3284-5058 http://www.nykline.co.jp/ , prteam@jp.nykline.com

For immediate release

July 26, 2007

FISCAL HIGHLIGHTS FOR THE FIRST QUARTER, ENDED JUNE 30, 2007

Nippon Yusen Kabushiki Kaisha (NYK Line) announces the following statement of accounts for the period from April 1, 2007 to June 30, 2007.

A. CONSOLIDATED

1. Business Results (From April 1 to June 30, 2007 and 2006)

	¥Million		US$Thousand*
	Three months ended June 30, 2007	Three months ended June 30, 2006	Three months ended June 30, 2007
Revenues	601,351	524,752	4,878,728
Operating income	39,338	22,524	319,148
Other income(expenses), net	5,161	(216)	41,878
Income before extraordinary items	44,500	22,307	361,026
Extraordinary gains(losses), net	3,704	1,658	30,056
Net income	28,642	12,352	232,371

2. Balance Sheets (As of June 30, 2007 / March 31, 2007)

	¥Million		US$Thousand*
	As of June 30, 2007	As of March 31, 2007	As of June 30, 2007
Assets			
Current assets	599,492	539,971	4,863,639
Non-current assets	1,711,264	1,593,903	13,883,370
Deferred assets	1,754	1,566	14,237
Total assets	2,312,511	2,135,441	18,761,246
Liabilities			
Current liabilities	713,585	697,050	5,789,269
Long-term liabilities	844,276	737,673	6,849,559
Total liabilities	1,557,861	1,434,724	12,638,828
Interest-bearing debt	980,285	890,754	7,952,990
Minority interest	–	–	–

Net assets			
Common stock	88,531	88,531	718,246
Additional paid-in capital	97,190	97,188	788,501
Retained earnings	331,735	312,605	2,691,346
Treasury stock	(989)	(858)	(8,028)
Net unrealized holding gain(loss) on available-for-sale securities	157,918	136,954	1,281,185
Net deferred gain(loss) on hedge contracts	20,995	14,361	170,337
Foreign currency translation adjustments	15,167	8,307	123,052
Minority interests	44,099	43,628	357,779
Total net assets	754,649	700,717	6,122,418
Total			
Liabilities, and net assets	2,312,511	2,135,441	18,761,246

3. Revenues by Segment (From April 1 to June 30, 2007 and 2006)

	¥Million		US$Thousand*
	Three months ended June 30, 2007	Three months ended June 30, 2006	Three months ended June 30, 2007
Liner trade	155,133	146,160	1,258,585
Other shipping	232,719	188,652	1,888,037
Logistics	127,719	110,736	1,036,180
Terminal and harbor transport	37,885	29,977	307,362
Cruise	12,973	11,178	105,250
Air cargo transportation	22,409	24,351	181,803
Real estate	2,727	2,827	22,131
Other	45,242	43,743	367,053
Elimination & corporate	(35,458)	(32,875)	(287,673)
Total	601,351	524,752	4,878,728

4. Principal Financial Index (From April 1 to June 30, 2007 and 2006)

		Three months ended June 30, 2007	Three months ended June 30, 2006
Operating profit margin	(%)	6.5	4.3
Net profit margin	(%)	4.8	2.4
Debt to equity ratio	(times)	1.4	1.4
Net income per share	(¥)	23.32	10.09
Shareholders' equity ratio	(%)	30.7	30.0
Net assets per share	(¥)	578.48	468.06

5. Forecast of Results for Fiscal 2007 (From April 1, 2007 to March 31, 2008)

	¥Million		US$Thousand*
	Midterm ending September 30, 2007	Fiscal year ending March 31, 2008	Fiscal year ending March 31, 2008
Revenues	1,210,000	2,410,000	20,518,115
Operating income	76,000	153,000	1,302,898
Income before extraordinary items	80,000	155,000	1,318,840
Net income	52,000	100,000	850,724

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.

Forecast : exchange rate ¥120/US$1 (from July to September, 2007), ¥115/US$1 (from October, 2007 to March 2008)

Bunker price US$370/MT (from July to September, 2007), US$370/MT (from October, 2007 to March 2008)

6. Consumed Bunker Price (From April 1 to June 30, 2007 and 2006)

	Three months ended June 30, 2007	Three months ended June 30, 2006
Average	US$330.27/MT	US$336.82/MT

7. Exchange Rate (From April 1 to June 30, 2007 and 2006)

	Three months ended June 30, 2007	Three months ended June 30, 2006
Average	¥119.85/US$1	¥114.71/US$1
End of March	¥123.26/US$1	¥115.24/US$1

B. NON-CONSOLIDATED

1. Business Results (From April 1 to June 30, 2007 and 2006)

	¥Million		US$Thousand*
	Three months ended June 30, 2007	Three months ended June 30, 2006	Three months ended June 30, 2007
Revenues	299,089	270,431	2,426,496
Operating income	18,632	10,270	151,165
Other income(expenses), net	11,156	5,721	90,515
Income before extraordinary items	29,789	15,992	241,680
Extraordinary gains(losses), net	(1,502)	2,175	(12,188)
Net income	20,932	11,543	169,824

2. Balance Sheets (As of June 30, 2007 / March 31, 2007)

	¥Million		US$Thousand*
	As of June 30, 2007	As of March 31, 2007	As of June 30, 2007
Assets			
Current assets	337,465	288,589	2,737,834
Non-current assets	985,014	947,479	7,991,354
Deferred assets	1,754	1,566	14,236
Total assets	1,324,234	1,237,635	10,743,424
Liabilities			
Current liabilities	268,929	288,880	2,181,810
Long-term liabilities	531,999	454,669	4,316,075
Total liabilities	800,929	743,550	6,497,886
Interest-bearing debt	524,408	477,590	4,254,489
Net assets			
Common stock	88,531	88,531	718,246
Additional paid-in capital	95,961	95,959	778,530
Retained earnings	189,937	180,061	1,540,953
Treasury stock	(981)	(850)	(7,962)
Net unrealized holding gain(loss) on available-for-sale securities	151,044	130,606	1,225,410
Net deferred gain(loss) on hedge contracts	(1,188)	(222)	(9,638)
Total net assets	523,305	494,085	4,245,539
Total			
Liabilities, and net assets	1,324,234	1,237,635	10,743,424

3. Principal Financial Index (From April 1 to June 30, 2007 and 2006)

		Three months ended June 30, 2007	Three months ended June 30, 2006
Operating profit margin	(%)	6.2	3.8
Net profit margin	(%)	7.0	4.3
Debt to equity ratio	(times)	1.0	0.9
Net income per share	(¥)	17.04	9.43
Shareholders' equity ratio	(%)	39.5	40.7
Net assets per share	(¥)	426.02	368.05

4. Forecast of Results for Fiscal 2007 (From April 1, 2007 to March 31, 2008)

	¥Million		US$Thousand*
	Midterm ending September 30, 2006	Fiscal year ending March 31, 2008	Midterm ending September 30, 2006
Revenues	610,000	1,200,000	10,213,768
Operating income	35,000	69,000	587,318
Income before extraordinary items	46,000	81,000	687,681
Net income	30,000	55,000	467,391

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.

Forecast : exchange rate ¥120/US$1 (from July to September, 2007), ¥115/US$1 (from October, 2007 to March 2008)

Bunker price US$370/MT (from July to September, 2007), US$370/MT (from October, 2007 to March 2008)

* The U.S. dollar amounts represent the calculation of exchanging Japanese yen to U.S. dollars on a basis of ¥123.26=US$1.00 (as of end of June, 2007)

Review of Change in Financial Position

1. Review of Consolidated Operating Results

For the first quarter (April 1–June 30, 2007), NYK Line posted consolidated revenues of ¥601.3 billion, compared with ¥524.7 billion for the same period last year, operating income of ¥39.3 billion, compared with ¥22.5 billion last year, income before extraordinary items of ¥44.5 billion, compared with ¥22.3 last year, and net income for the quarter of ¥28.6 billion, compared with ¥12.3 for the same period last year.

Overview

Consolidated revenues climbed 14.6% compared with the same period last year. This reflected revenue growth in the shipping segment, composed of liner trade and other shipping, due primarily to an expanded fleet size and increased volumes of cargo handled, as well as sales increases in the logistics, terminal and harbor transport, and cruises segments. Meanwhile, operating income climbed 74.6%, or ¥16.8 billion, from the same period last year, and the ratio of operating income to revenues rose 2.2 percentage points from 4.3% to 6.5%, due to a limited increase in costs and expenses of 10.9%. Although interest expenses increased, interest and dividend income and equity in earnings of unconsolidated subsidiaries and affiliates grew, causing income before extraordinary items to advance 99.5%, or ¥22.1 billion. In addition, extraordinary gains and losses improved due to gains on the sale of vessels and other factors, and net income for the quarter finished up 131.9%, or ¥16.2 billion, compared with the same period of the previous year.

The impact of fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	First quarter, fiscal ended March 31, 2007 (3 months)	First quarter, fiscal ended March 31, 2006 (3 months)	Change	Impact (3 months)
Average exchange rate	¥119.85/US$1.00	¥114.71/US$1.00	Yen down ¥5.14	¥1.9 billion
Average bunker oil price	US$330.27/MT	US$336.82/MT	Price down US$6.55	¥0.5 billion

Notes: 1. A ¥1 change in the exchange rate against the dollar has an annualized impact of around ¥1.5 billion on income before extraordinary items.

2. A US$1 change per metric ton in the price of bunker oil results in a change in annual income before extraordinary items of approximately ¥300 million.

Exchange Rate Fluctuations


135
130
125
120
115
110
105
100
95
90
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04

Period : April 2003 - June 2007

Movements in Bunker Fuel Prices


400
375
350
325
300
275
250
225
200
175
150
125
100
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04

Period : April 2003 - June 2007

Segment Information

<Liner Trade>

Against a background of solid performance overall in freight markets, freight rates recovered to a certain degree, although there were differences depending on routes. Even as bunker oil prices persisted at high levels, the recovery in freight rates, along with cost reductions, lead to increases in revenues and profits in comparison to the same period in the previous year.

Fluctuations in Tramper Freight Rates
in B.D.I.(B.F.I.)


Baltic Freight Index
1985.1.4.= 1000
7500
6500
5500
4500
3500
2500
1500
500
2003
2004
2005
2006
2007

Period: April 2003 - June 2007

Tanker Freight Rates(Maximum) for VLCCs
from Middle East to Japan


World Scale
370
320
270
220
120
70
20
2003
2004
2005
2006
2007

Period: April 2003 - June 2007

<Other Shipping>

This segment includes bulker and specialized carrier operations, as well as tanker operations. Bulker operations are mainly for the transport of bulk items such as iron ore and coal, while specialized carrier operations are mainly for the transport of items such as automobiles. Tanker operations mainly handle crude oil, LNG, and petroleum and chemical products.

Bulker and Specialized Carriers

Car carrier transport volume exhibited continued buoyancy, and demand for bulk items such as iron ore, coal, grains, steel materials and cement was also high. Als a result, activity in the dry bulker market, led by capesize bulkers, remained at high levels, and performance in the bulker and specialized carriers business far outstripped results of the previous year.

Tanker Business

The operation of crude oil tankers, LPG carriers and LNG carriers under stable, long-term contracts continued to perform favorably. Although the market for petroleum product carrier services was affected by weak market conditions, the tanker business overall posted higher profits than the same period of the same period of the previous year.

<Logistics>

Amid solid market conditions for freight, mainly in Asia and Europe, NYK Logistics was successful in making advances in the development of its business bases, particularly in locations such as Eastern Europe, Russia, India and Vietnam. Faced with a decrease of freight into and out of Japan and intensifying competition from other companies, Yusen Air & Sea Service Co., Ltd. is working to strengthen its sales and marketing efforts. Overall, the logistics segment realized growth in both revenues and profits over the same period of the previous year.

<Terminal and Harbor Transport>

Revenues and profits in the segment grew in comparison to the same period of the previous year due to increased container handling volume at directly operated terminals and favorable performance at subsidiaries in Japan and overseas.

<Cruises>

Seat load factor remained strong in the U.S. market, and in the Japanese market the Asuka II completed a round-the-world cruise in excellent form. As a result, overall performance in the cruises segment improved by a significant margin compared to the same period of the previous year.

<Air Cargo Transportation>

Performance for Nippon Cargo Airlines Co., Ltd. was lower than for the same period of the previous year due to factors including weak market conditions for Europe and U.S. bound freight originating from Japan and Asia and increase in the cost of procuring bunker oil.

<Real Estate and Other Business Services>

The real estate business experienced a temporary decline in profits compared to the same period of the previous year due to tenant changeovers in properties owned and other factors. Elsewhere, in the trading business, favorable sales of ship equipment and machinery for new vessels were maintained, and this saw performance exceed that for the same period last year. Performance exhibited by the manufacturing and processing, shipping agency and restaurant businesses was largely the same as that realized for the same period in the previous year.

2. Review of Change in Financial Position

Total assets for the first quarter came in at ¥2 trillion 312.5 billion, an increase of ¥177.0 billion from the end of the previous term. This was primarily due to an increase in current assets of ¥59.5 billion reflecting an increase in trade receivables on increased business transaction volume, and an increase in non-current assets of ¥117.3 billion due to an aggregate ¥58.5 billion increase in vessels and construction in progress, mainly attributable to fleet enhancement related investments, along with a ¥41.7 billion rise in investment securities due to share price growth. Total liabilities grew ¥123.1 billion to ¥1 trillion 557.8 billion. This was primarily due to an increase in interest-bearing debt of ¥89.5 billion resulting from increases in corporate bonds issued, long-term borrowings and commercial paper, although these effects were offset somewhat by a reduction in short-term borrowings. Net equity capital, the aggregate of shareholders' equity of ¥516.4 billion and valuation and translation adjustments, came in at ¥710.5 billion, and adding minority interests of ¥44.0 billion to this resulted in total net assets of ¥754.6 billion. This caused the debt-equity ratio to finish at 1.4, the same as at the end of the previous term.

3. Consolidated Performance Outlook

Given the strong results posted for the first quarter and high levels of activity in the market for dry bulker services, the performance outlook for this fiscal year has been revised as detailed below.

(Billions of Yen)

Outlook for the fiscal year ending March 2008		Revenues		Operating income		Income before extraordinary items		Net income	
		Consol.	Non-consol.	Consol.	Non-consol.	Consol.	Non-consol.	Consol.	Non-consol.
Interim	Initial forecast	1,110.0	527.0	66.0	31.0	62.5	34.0	40.0	22.0
	Revisions	1,210.0	610.0	76.0	35.0	80.0	46.0	52.0	30.0
	Change	100.0	83.0	10.0	4.0	17.5	12.0	12.0	8.0
	Percentage change	9.0%	15.7%	15.2%	12.9%	28.0%	35.3%	30.0%	36.4%
Full-year	Initial forecast	2,240.0	1,060.0	137.0	65.0	130.0	69.0	82.0	44.0
	Revisions	2,410.0	1,200.0	153.0	69.0	155.0	81.0	100.0	55.0
	Change	170.0	140.0	16.0	4.0	25.0	12.0	18.0	11.0
	Percentage change	7.6%	13.2%	11.7%	6.2%	19.2%	17.4%	22.0%	25.0%

Assumptions:

Exchange rate: ¥120/US$ for the second quarter; ¥115/US$ for the third and fourth quarters.
Bunker oil prices: US$370/metric ton for the second quarter; US$370/metric ton for the third and fourth quarters.

① Reason for Revision

Despite further increases in bunker oil prices, favorable interim and full-year results are anticipated for the current fiscal period as a result of high levels of activity, exceeding initial expectations, in the dry bulker market, strong levels of cargo handled in the liner trade, led primarily by activity on European and Central and South American routes, and other such factors. The logistics, terminal and harbor transport, cruises and real estate segments all appear to be performing largely according to initial expectations, but factors such as weakness in the market for cargo originating from Japan and Asia and the rising cost of procuring bunker oil are expected to affect the air cargo transportation segment. Given these considerations, both the interim and full-year performance outlook figures have been revised as detailed above.

②Operational and Other Risks

This document contains forward looking statements regarding business performance which may differ materially from the results actually realized due to the presence of certain risks and uncertainties. These include, but are not limited to, economic conditions prevailing in the markets in which the Group operates, volatility in the shipping market, large swings in exchange rates, interest rates and bunker oil prices, marine accidents involving the Group's fleet, and social unrest such as war, terrorism and the outbreak of epidemics. Such risks and uncertainties have the potential to impact negatively on the Group's business activities, performance and financial position. Furthermore, it must be noted that potential sources of such negative impacts are not limited to those listed above.

NEWS RELEASE

July 2, 2007

NCA Brings B747-400F Cargo Plane Upkeep In-House

NYK affiliate Nippon Cargo Airlines Co. Ltd. (NCA; head office: Minato-ku, Tokyo; president: Tadamasa Ishida) has brought the maintenance of its Boeing B747-400F cargo planes under its own corporate roof. Previously, the fleet had been serviced by All Nippon Airways Co. Ltd. (ANA; head office: Minato-ku, Tokyo; president: Mineo Yamamoto). The switch took place on July 1, three days after NCA received certification for the work from Japan's Ministry of Land, Infrastructure and Transport.

Setup of in-house maintenance of the B747-400Fs is one substantive result of NCA's Phoenix Project, the company's mid-term business plan that aims to build an independent and global business system, update equipment, and streamline the company's income and expense structure.

A ceremony marking the transfer of responsibility took place today at Narita International Airport. ANA board member and executive vice president for engineering and maintenance Hiroyuki Ito handed the symbol of maintenance service, a golden wrench, to Takuzo Nomura, NCA's managing director for engineering and maintenance management.

Mr. Ishida expressed his gratitude to the attendees and discussed the decision. "We want to express our appreciation to ANA, which has supported us for 22 years since the launch of our service. We will work hard to preserve and extend the safety orientation and high maintenance quality passed to us from ANA.

"We intend to enhance the in-house maintenance systems in furtherance of our Phoenix Project by preparing effectively for the 2009 installation of new aircraft maintenance services, to embrace both the B747-400F and the large next-generation Boeing 747-8 cargo models currently under development. We are also moving to gradually achieve operational and IT independence, with the assurance of safe operation."

Former NCA chairman Takao Kusakari, (NYK chairman), then added his own expressions of appreciation for ANA's maintenance work over the years.

NCA is working to further improve its customer services, with the target of becoming the world leader in on-time flight departures among in-house maintenance departments, always with the basic premise of safe operation.

* Transnational Diversified Group

The Transnational Diversified Group was established by J. Roberto C. Delgado, chairman and chief executive officer, in 1976 and currently consists of more than 30 companies. Initially, the group was chiefly involved in agent recruiting and training operations. However, the group has recently been expanding business operations by establishing agencies for airfreight transport and logistics. The number of group employees exceeds 11,000, including office employees and seafarers. The group has been engaged in business with NYK since TDG's establishment in 1976, and NYK and TDG have developed a cooperative relationship over the years as partner companies in the Philippines.

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

July 9, 2007

NYK-TDG Maritime Academy Opens in the Philippines

On July 6, Nippon Yusen Kabushiki Kaisha (NYK) and the Transnational Diversified Group (TDG)* proudly welcomed around 950 students and guests to the grand opening of the new NYK-TDG Maritime Academy.

Those attending the event included Gloria Macapagal-Arroyo, president of the Philippines; Philippine government officials; Koichiro Yamazaki, Japanese ambassador to the Philippines; and parents and family members of the 120 excited new students. NYK president Koji Miyahara welcomed those in attendance and offered a prayer for the success of the new college.

With the expectation of an increased need for seafarers as shipping demands increase, there is an urgency to recruit and train highly skilled individuals to man NYK's vessels. Therefore, NYK and its business partner TDG decided to establish this maritime college, which will educate and train future crew members during their school years so that they will not only be able to handle issues involving management but will also gain practical knowledge that is required on board vessels.

- Brief Overview of the NYK-TDG Maritime Academy

Opening	June 3, 2007
Course Study	60 students for courses in navigation 60 students for courses in engineering A total of 120 students in each grade Approximately 30 instructors (including part-time instructors)
Location	Canlubang (approximately a one-hour drive from Manila) Nine-hectare land space
System	Three years of classroom work followed by one year of onboard training
Philosophy	To provide higher education that fosters highly skilled seafarers through training and character-building activities so that crew members can acquire the practical knowledge required to be internationally competitive.

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